Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

September 30, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mr. Kevin Dougherty

Re:	Pomeroy IT Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-20022
Filed on August 20, 2009

Mr. Dougherty:

On behalf of our client, Pomeroy IT Solutions, Inc. (the "Company"), we are submitting Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A ("Amendment No. 2").  As explained in more detail below, Amendment No. 2 reflects a change in the recommendation of the Company's Board of Directors for the Company's stockholders to adopt a new merger agreement with Project Skyline Intermediate Holding Corporation ("Skyline") and Project Skyline Merger Corporation ("MergerSub").  Skyline is owned indirectly by Platinum Equity Capital Partners II, L.P. (together with certain of its affiliated entities, "Platinum Equity"). MergerSub is a wholly owned subsidiary of Skyline.  Amendment No. 2 also reflects the responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated September 3, 2009 (the "Comment Letter") relating to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A ("Amendment No. 1").

On May 19, 2009, the Company entered into a merger agreement with Hebron LLC, Desert Mountain Acquisition Co. and with respect to certain sections thereof, David B. Pomeroy, II (the "Hebron Merger Agreement") for the acquisition of the Company at a purchase price of $5.02 per share.  On June 20, 2009, following an acquisition proposal received from Platinum Equity during the "go shop" period provided for in the Hebron Merger Agreement and a competitive bidding process overseen by the Special Committee of the Company's Board of Directors (the "Special Committee"), the Company entered into an amendment to the Hebron Merger Agreement with an increased purchase price per share of $6.00.  In connection with a special meeting of stockholders to adopt the Hebron Merger Agreement as amended, the Company filed with the Commission a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") on July 6, 2009 and Amendment No. 1 on August 20, 2009.  Following the submission of an acquisition proposal by Platinum Equity on September 10, 2009, the Special Committee oversaw a competitive bidding process which resulted in a change in the recommendation of the Company's Board of Directors concerning the Hebron Merger Agreement on September 24, 2009, the termination of the Hebron Merger Agreement on September 25, 2009, and the entry into a merger agreement (the "Skyline Merger Agreement") on September 25, 2009 with Skyline and MergerSub.  The Skyline Merger Agreement has substantially the same terms as the Hebron Merger Agreement but with a purchase price of $6.50 per share and a higher reverse termination fee payable to the Company by Skyline in certain circumstances.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

The Company believes that the transaction contemplated by the Skyline Merger Agreement  (the "Skyline Merger") is not a "Schedule 13e-3 transaction," as that term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended.  In accordance with a discussion we had on September 24, 2009 with Peggy Kim, Special Counsel, Office of Mergers & Acquisitions, the Company has not further amended the Schedule 13E-3 filed on July 6, 2009 and amended on August 20, 2009.  The Company intends to file an amended Schedule 13E-3 at the time of filing the Definitive Proxy Statement which will state that the merger agreement described therein was terminated and the Skyline Merger is not a Schedule 13e-3 transaction.

In connection with the Company's conclusion that the Skyline Merger is not a Schedule 13e-3 transaction, the Company notes that neither Skyline nor MergerSub hold any equity interest in the Company and none of Skyline, MergerSub or Platinum Equity have representation on the Company's Board of Directors.  The Company also considered, among other things, the Staff's analysis and interpretive position set forth in Question 201.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the "SEC Guidance").  Question 201.01 indicates that where the target's management will remain intact following a transaction, the parties engaged in the transaction may be required to file a Schedule 13E-3.  The SEC Guidance states that the factors to be considered to determine whether a Schedule 13E-3 is required include: "[1] increases in consideration to be received by management, [2] alterations in management's executive agreements favorable to such management, [3] the equity participation of management in the acquiror, and [4] the representation of management on the board of the acquiror."

While the Company presently expects the Company's chief executive officer and the other members of the Company's senior management (collectively, the "Company's Management Team") to remain employed following the Skyline Merger, none of the four factors set forth in the SEC Guidance apply.  First, the Company's Management Team will receive the same consideration as the stockholders of the Company based on their holdings of Company common stock, stock options and restricted stock.  The Company's Management Team's entitlement to certain change in control bonuses upon consummation of the Skyline Merger is based on agreements between the Company and the Company's Management Team entered into prior to the Company's entry into the Hebron Merger Agreement or the Skyline Merger Agreement and without the participation of Hebron LLC, Skyline, MergerSub or Platinum Equity. Second, as of the date of this letter, none of the Company's Management Team have negotiated employment terms or equity participation with the surviving corporation, Skyline or Platinum Equity.  Third, none of the Company's Management Team has an equity interest in Skyline, MergerSub or Platinum Equity.  Fourth, none of the Company's Management Team has any present arrangement to serve on the board of directors (or similar governing body) of Skyline, MergerSub or Platinum Equity.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Set forth below are our responses to the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of Amendment No. 2.

We remind the Staff that we represent only the Special Committee, which is acting on behalf of the Company pursuant to the resolutions establishing such committee.  To the extent any information in this letter concerns any of Skyline, MergerSub or Platinum Equity, such information is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

Schedule 14A

Summary Term Sheet

Voting Commitment, page 5

1.
Please disclose the total number of shares that your executive officers and directors have committed to vote in favor of the merger in this section, in addition to the corresponding section on page 83.

Response:  The Company takes note of the Staff's comment and has revised Amendment No. 2 accordingly on page 5.

Special Factors (now called "The Merger")

Background to the Merger, page 17.

2.	We note that you have attached as Exhibit (c)(8) to your revised Schedule 13E-3 material presented by Houlihan Lokey to the special committee on April 2, 2009.

However, the presentation does not appear to be addressed in this section.  Although there is a reference to a meeting of the special committee on this date, there is no reference to the participation of Houlihan Lokey.  Please revise to include a summary of the presentation to the extent it includes material information not previously disclosed.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Response:  The Company takes note of the Staff's comment and has revised Amendment No. 2 accordingly on page 35.

3.
We note your response to comment 17 and your additional disclosure that Mr. S. Pomeroy was not terminated for any financial impropriety or illegal actions.  Please describe what the "conduct and actions" were that led to the termination of Mr. S. Pomeroy.

Response:  The Company takes note of the Staff's comment and has revised Amendment No. 2 accordingly on page 22.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 45

4.
We note your response to comment 23 and we reissue this comment in part.  Since your board of directors appears to have expressly relied upon the views, analyses, conclusions and recommendation of the special committee as well as the financial analyses of Houlihan Lokey and opinion of Houlihan Lokey rendered to the special committee on June 20, 2009 in reaching its fairness determination, it must specifically "adopt" these analyses.  See Q&A 20 in Exchange Act Release No. 17719 (Apr. 13, 1981).  It is not sufficient to state that you reviewed and considered the analyses unless you also performed your own analyses.  Please revise accordingly.

Response:  We note that disclosure pursuant to Item 1012 of Regulation M-A is no longer required in the proxy statement related to the Skyline Merger because the transaction is not a Schedule 13e-3 transaction.  Nonetheless, the Company takes note of the Staff's comment and has revised Amendment No. 2 to remove language that might have been read to suggest that any material factors considered by the Company's Board of Directors were incorporated by cross-reference to the analyses of Houlihan Lokey or the Special Committee in lieu of disclosure of such specific factors.  We note that the Company's Board of Directors did not expressly adopt the findings of the Special Committee or Houlihan Lokey.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

5.
In response to prior comment 26, you explain that the net book value does not take into account the future prospects of your company, market conditions, trends in the information technology space or the business risks inherent in competing with larger companies, and as a result, many technology companies have market capitalizations below net book value.  Please specifically address why the offer of $6 per share is fair to unaffiliated investors in light of-your net book value, last disclosed as $7.67 per share.  Such additional disclosure could address, for example, whether your share price has consistently traded above or below book value for many years; whether it has recently declined below net book value, and if so, why it has declined and whether you believe this is consistent with fair value for your company; or what your performance has been relative to your internal budget and quarterly forecast, and if this is reflected in recent share price performance.

Response:  The Company takes note of the Staff's comment and has revised Amendment No. 2 accordingly on page 57.

Opinion of the Special Committee's Financial Advisor, page 51

6.	We note your response to comment 29. Please disclose in your document the following:

•
the basis for the financial advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

•
whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•
that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Refer to Section II.D.1.  of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:  Per our telephone conversation with you and Ms. Kim, the Company believes the required disclosure is not appropriate because none of the disclaimers referenced in Section II.D.1. of the Current Issues and Rulemaking Projects Outline (November 14, 2000) are contained in Houlihan Lokey's fairness opinion or any of the materials filed with the Schedule 13E-3.  We also note that the materials filed with the Schedule 13E-3 are no longer required in connection with Amendment No. 2 because the Skyline Merger is not a Schedule 13e-3 transaction.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

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The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in each filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please do not hesitate to call me at 858-720-8942 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ John J. Hentrich

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Peggy Kim, Special Counsel, Office of Mergers and Acquisitions
Kristi P. Nelson, Esq., Pomeroy IT Solutions, Inc. (via e-mail)
Jeffrey Fine, Esq., Kirkland & Ellis LLP (via e-mail)
Kevin Miller, Alston & Bird LLP (via e-mail)